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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                SCHEDULE 13E-3/A
                        Rule 13E-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                (Amendment No. 5)

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                               ASA HOLDINGS, INC.
                                (Name of Issuer)

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                              DELTA AIR LINES, INC.
                         DELTA AIR LINES HOLDINGS, INC.
                                 DELTA SUB, INC.
                      (Name of Person(s) Filing Statement)

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                          Common Stock, $0.10 Par Value
                         (Title of Class of Securities)

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                                   04338Q 10 7
                      (CUSIP Number of Class of Securities)

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                            Robert S. Harkey, Esquire
                     Senior Vice President - General Counsel
                              Delta Air Lines, Inc.
                    Hartsfield Atlanta International Airport
                                Atlanta, GA 30320
                                 (404) 715-2387
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                 With Copies to:

                                 Joseph Rinaldi
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
       13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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     This Amendment No. 5 amends and supplements the Rule 13e-3 Transaction
Statement on Schedule 13E-3 filed on February 22, 1999, as amended and supplemented on March 3, 1999, March 5, 1999 and March 11, 1999 (the "Schedule 13E-3"), by (i) Delta Air Lines, Inc., a Delaware corporation ("Delta"), (ii) Delta Sub, Inc., a Georgia corporation and an indirect, wholly-owned subsidiary of Delta ("Delta Sub") and (iii) Delta Air Lines Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Delta, relating to the offer by Delta Sub to purchase all of the issued and outstanding shares (the "Shares") of common stock, $0.10 par value per share, of ASA Holdings, Inc., a Georgia corporation ("ASA"), at a price of $34.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 and in the related Letter of Transmittal, copies of which are attached as Exhibits (d)(1) and (d)(2) to Schedule 13E-3 (which are collectively herein referred to as the "Offer").

Item 16.  Additional Information

     Item 16 is hereby supplemented and amended as follows:

     The response to Item 10(f) of the Tender Offer Statement on Schedule 14D-1 filed by Delta, Delta Holdings and Delta Sub, as amended through the date hereof, is incorporated herein by reference.

Item 17.  Material to Be Filed as Exhibits

     Item 17 is hereby supplemented and amended as follows:

     (d)(9) Press Release issued by Delta, dated March 22, 1999. (Incorporated herein by reference to Exhibit (a)(13) to Delta's Tender Offer Statement on Schedule 14D-1, dated February 22, 1999, as amended through the date hereof).




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     After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 22, 1999


                                      DELTA AIR LINES, INC.


                                      By: /s/ Maurice W. Worth
                                         --------------------------------------
                                         Name:  Maurice W. Worth
                                         Title: Chief Operating Officer



                                      DELTA AIR LINES HOLDINGS, INC.


                                      By: /s/ Leslie P. Klemperer
                                         --------------------------------------
                                         Name:  Leslie P. Klemperer
                                         Title: Vice President and Secretary



                                      DELTA SUB, INC.


                                      By: /s/ Dean C. Arvidson
                                          -------------------------------------
                                          Name:  Dean C. Arvidson
                                          Title: Secretary





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                                 EXHIBIT INDEX


Exhibit No.
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  (d)(9)      Press Release issued by Delta, dated March 22, 1999.
              (Incorporated herein by reference to Exhibit (a)(13) to Delta's Tender Offer Statement on Schedule 14D-1, dated February 22, 1999, as amended through the date hereof).